CUSIP No.  191098102

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A Under the Securities Exchange Act of 1934 (Amendment No. 8)
COCA-COLA BOTTLING CO. CONSOLIDATED (Name of Issuer)
Common Stock $1.00 par value (Title of Class of Securities)
191098102 (CUSIP Number)
March 31, 2010 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [    ]       Rule 13d-1(b)
         [ X]       Rule 13d-1(c)
         [    ]       Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            (1)       Names of Reporting Persons
                       I.R.S. Identification Nos. of above persons(entities only).

                       Coca-Cola Enterprises Inc.
                       IRS Number:  580503352

              (2)       Check the Appropriate Box if a Member of a Group

                       (a)    [    ]
                       (b)    [X ]

             (3)       SEC Use Only

(4) Citizenship or Place of Organization:		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power	0
	(6) Shared Voting Power	0
	(7) Sole Dispositive Power	0
	(8) Shared Dispositive Power	0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:	0
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares:	N/A
(11) Percent of Class Represented by Amount in Row (9):	0%
(12) Type of Reporting Person:	CO

Item 1.  Issuer.

(a) Name of Issuer:	Coca-Cola Bottling Co. Consolidated
(b) Address of Issuer's Principal Executive Offices:	1900 Rexford Road Charlotte, NC 28211

Item 2.  Person Filing.

(a) Name of Person Filing:	Coca-Cola Enterprises Inc.
(b) Address of Principal Business Office or, if None, Residence:	2500 Windy Ridge Parkway Atlanta, GA 30339
(c) Citizenship:	Delaware
(d) Title of Class of Securities:	Common Stock, $1.00 par value
(e) CUSIP Number:	191098102

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  ☐ Broker or dealer registered under § 15 of the Act (15 U.S.C. 78c).

(b)  ☐ Bank as defined in § 3(a)(6) of the Act (15 U.S.C. 78c).

(c)  ☐ Insurance company as defined in § 3 (a)(19) of the Act (15 U.S.C. 78c).

(d)  ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐  An investment adviser in accordance with  § 240.13d-l(b)(1)(ii)(E);

(f)  ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-l(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-l(b)(1)(ii)(G);

(h) ☐ A savings association as defined in § 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)  ☐ A church plan that is excluded from the definition of an investment company under § 3(c)(14) of the Investment  Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐ A group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

                 Not Applicable

Item 4.    Ownership.

(a) Amount Beneficially Owned:	0
(b) Percent Of Class:	0%
(c) Number Of Shares As To Which Such Person Has:
(i) Sole Power to Vote or to Direct the Vote	0
(ii) Shared Power to Vote or to Direct the Vote	0
(iii) Sole Power to Dispose or to Direct the Disposition of	0
(iv) Shared Power to Dispose or to Direct the Disposition of	0

Item 5.   Ownership of Five Percent or Less of a Class.

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:  [X].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
 Company or Control Person.

                  Not Applicable

Item 8.      Identification and Classification of Members of the Group.

                 Not Applicable

Item 9.      Notice of Dissolution of Group.

                  Not Applicable

Item 10.     Certifications.

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   April 9, 2010

By:   /S/ WILLIAM T. PLYBON
William T. Plybon
Vice President, Secretary and
Deputy General Counsel